Exhibit 99.84

REVENUE GROWTH AND SUB $1.00 CASH COST PER GRAM

METRIC HIGHLIGHT QUARTER

Tenth consecutive quarter of positive adjusted EBITDA2

Significant levels of cash available for deployment in attractive investment opportunities

Leamington, Ontario — April 16, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) today reported its results, for the third quarter ended February 28, 2018. All amounts are expressed in thousands of Canadian dollars, except for per gram, square foot and per share amounts.

Q3—2018		Q3—2017
(000’s)		(000’s)
$10,267	Revenue	$5,119
$8,570	Gross profit	$3,569
$7,912	Gross profit before fair value adjustments[2]	$3,583
77.1%	Adjusted gross margin[2]	70.0%
$12,945	Net income (loss)	$4,950
$2,940	Adjusted EBITDA[2]	$871

Q3—2018		Q2—2018
(000’s)		(000’s)
1,428.1	Kilograms (or kilogram equivalents) sold[1]	1,237.0
$10,267	Revenue	$8,504
$2,940	Adjusted EBITDA[2]	$1,621
$0.96	Cash cost to produce dried cannabis / gram[2]	$1.45
$1.56	“All-in” cost of sales of dried cannabis / gram[2]	$2.13
$173,683	Cash and cash equivalents & marketable securities	$171,942
$234,589	Working capital	$178,782
$35,427	Investment in capital and intangible assets — wholly-owned subsidiaries[2]	$35,319

Operating highlights

•                  Tenth consecutive quarter of positive adjusted EBITDA2. $2.9 million in adjusted EBITDA2 in the quarter, a 238% increase from the prior year. Adjusted EBITDA2 of $8.7 million in the trailing twelve months.

•                  Focus shifts to inventory build for adult-use pipeline fill in Canada, to ensure ample product availability on Day 1 of adult-use, and international opportunities to allocate supply to higher margin medical opportunies.

•                  Continued progress on expansion projects

•                  Aphria One — 700,000 square foot Part IV expansion project remains on-time, first sale continues to be expected in January 2019;

•                  Aphria Diamond — 1,300,000 square foot retrofit project remains on-time, first sale continues to be expected in January 2019; and,

•                  Broken Coast — Phase III expansion complete and awaiting Health Canada. Phase IV expansion project modified to increase capacity but moves first sale expectations to Fall 2019

•      Completed acquisition of 99.86% of Broken Coast Cannabis Ltd. in the quarter

•      Announced acquisition of Nuuvera Ltd. in the quarter, closed acquisition subsequent to quarter-end

•      Announced divestiture process for US passive assets

•      $10,000 additional investment in Hiku Brands Company Ltd.

•      $2,500 additional investment in Althea Company Pty Ltd., bringing total investment to 33%

•      Closed bought deal financing generating net proceeds of $109,000

“We had another incredible quarter, with year-over-year revenue having more than doubled, cash costs back under $1, and our 10th consecutive quarter of positive adjusted EBITDA,” said Vic Neufeld, CEO of Aphria. “After the end of the quarter, we brought additional production capacity online with our Part III expansion at Aphria One and established a worldwide presence through our acquisition of Nuuvera. We continue to hold a strong cash position that will give us the flexibility to puruse attractive investment opportunities both domestically and around the world.”

“Looking ahead, our focus remains on exploring strategic opportuntites and partneships globally while continuing our extensive prepartions for the coming legalization of the adult-use market in Canada. Backed by expertly-researched consumer insights, we will begin to introduce our diverse portfoilio of adult-use brands, while continuing to support our extensive product mix and patient base on the medical side. Our Part IV expansion at Aphria One is on schedule for completion in early 2019 along with our Aphria Diamond facility, ensuring we will have ample campacity to meet the expected demand in Canada and across our international markets. All told, Aphria continues to solidify its standing as a market leader in Canada and as a leading player on the international stage.”

Financial highlights

For the tenth consecutive quarter, the Company reported positive adjusted EBITDA2. In the quarter, the Company reported $2,940 in adjusted EBITDA2, a 238% increase over the prior year. The Company continues to remain focused on product innovation for both the medical and recreational market, build on its expansion plans in both domestic and international markets, and execute on our strategic plan to drive shareholder value.

Revenue for the three months ended February 28, 2019 was $10,267 versus $5,119 in the same period of the prior year, an increase of over 100% and $8,504 in the second quarter of fiscal 2018, an increase of over 20%. The increase in revenue from the same period in the prior year is related to (i) continued growth of both wholesale shipments and sales to existing patients (ii) Broken Coast’s sales from Feburary 1st to 28th, as well as continued acceleration of patient onboarding and an increased average selling price.

Gross profit for the second quarter was $8,570, compared to $3,569 in the same quarter in the prior year and $6,202 in the previous quarter. The increase in gross profit from the prior year is consistent with the much larger patient base over the prior year, improvement in our cost per gram metrics, the one month of sales from Broken Coast offset and the increase in the fair value adjustment for biological assets.

Net income for the three months ended February 28, 2018 was $12,945 or $0.08 per share as opposed to a net income of $4,950 or $0.04 per share in the same period of the prior year, an increase of more than 161%. The increase in net income relates to the continued strength of Aphria’s investment portfolio, including its realized gain on sale of its non-escrowed shares in Liberty Health Sciences, Ltd. in the quarter.

Adjusted EBITDA2 for the quarter was $2,940 compared to $871 in the same quarter in the prior year, an increase of over 237%.

CONFERENCE CALL ON APRIL 16, 2018

Management will hold an analyst conference call on April 16, 2018 at 9:00 am EST to discuss its financial results for the quarter-ended February 28, 2018. Interested participants may take part by dialing (888) 231-8191 with the Conference ID code of 7495289. A replay of this call will be available until May 10, 2018 by dialing (855)-859-2056 with the passcode 7495289.

We have A Good Thing Growing.

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1 References in this press release to Kilograms shall be defined as kilograms and kilogram equivalents.

2 In this press release, reference is made to (i) Gross profit before fair value adjustments, (ii) adjusted gross profit; (iii) adjusted EBITDA; (iv) cash costs to produce dried cannabis per gram; (v) “all-in” costs of sales to produce dried cannabis per gram; and, (vi) Investment in capital assets and intangibles — wholly-owned subsidiares, which are not measures of financial performance under International Financial Reporting Standards. Definitions for all terms above can be found in the Company’s February 28, 2018 Management’s Discussion and Analysis, filed on SEDAR.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit aphria.ca.

For further information please contact:

Andrew Swartz

Aphria Inc.

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of cannabis and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis or adult use of cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.